Exhibit 99.1
Gamma delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation April 2023

Legal Disclosure: Forward-looking Statements 2 This presentation contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this presentation can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” and similar terms and phrases. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors. These risk and uncertainties include, among other things, the timing and results of our research and development programs, preclinical studies and clinical trials, including the timing of our clinical trials for LAVA-051 and LAVA-1207, and the submission of INDs or CTAs for our other product candidates; our ability to develop and obtain regulatory approval for and commercialize any of our product candidates; the failure of LAVA’s collaborators to support or advance collaborations or our product candidates; our ability to leverage our initial programs to develop additional product candidates using our Gammabody™ platform; and the risk that positive results in a preclinical study or clinical trial may not be replicated in subsequent trials or success in early stage clinical trials may not be predictive of results in later stage clinical trials. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine, and recent and potential future disruptions in access to bank deposits or lending commitments due to bank failures. For a discussion of other risks and uncertainties, and other important factors, any of which could cause our actual results to differ from those contained in the forward‐looking statements, see the "Risk Factors" section, as well as discussions of potential risks, uncertainties and other important factors, in the filings we make with the Securities and Exchange Commission from time to time. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this presentation, the events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements. Any forward-looking statements represent the Company’s views only as of the date of this presentation and do not represent its views as of any subsequent date. The Company explicitly disclaims any obligation to update any forward-looking statements. By attending this presentation, you acknowledge and agree that you are cautioned not to place undue reliance on any forward-looking statements, and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the Company.

Pioneering Next-Generation Cancer Therapeutics ©LAVA Therapeutics 2023 3 • Bispecific antibody platform to engage Vγ9Vδ2 T cells for highly specific tumor cell killing – Leverage the unique quality of Vγ9Vδ2 T cells to selectively kill tumor cells while sparing normal cells – Fully modular approach amenable to the use of existing and newly generated antibodies from any platform – Gammabody™ combines potent tumor cell killing with no activation of suppressor T cells, low potential for on-target/off-tumor toxicity, and cytokine release syndrome Proprietary Gammabody™ platform • 2 programs in Phase 1/2a trials – LAVA-051 (CD1d) most recent data released at ASH Dec 2022 – LAVA-1207 (PSMA) most recent data released at ASCO GU Feb 2023 Clinical stage company • LAVA-1266 (CD123) IND/CTA filing expected in 2024 • SGN-EGFRd2 (LAVA-1223) licensed to Seagen • Multiple additional preclinical programs – Includes partnered discovery program with Janssen (J&J) Robust pipeline • $132.9M (Q4 2022) in cash and investments; cash runway into 2026 Solid financials

MM: multiple myeloma CLL: chronic lymphocytic leukemia AML: acute myeloid leukemia PSMA: prostate-specific membrane antigen EGFR: epidermal growth factor receptor mCRPC: metastatic castration-resistant prostate cancer Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications 4 Candidate Target Indication(s) Discovery Preclinical Phase 1 Phase 2 Milestones LAVA-051 CD1d MM CLL AML • Most recent data released: ASH Dec 2022 LAVA-1207 PSMA mCRPC • Most recent data released: ASCO GU Feb 2023 SGN-EGFRd2 (LAVA-1223) EGFR Solid Tumors • Licensed to Seagen Sep 2022 LAVA-1266 CD123 Hematologic Malignancies • IND/CTA filing expected in 2024 LAVA-1278 CD40 Hematologic Malignancies Janssen Collaboration undisclosed Hematologic malignancy Solid Tumor ©LAVA Therapeutics 2023

Ton Adang, PhD CDO • Vast experience in drug development • Extensive experience in product discovery and project management (e.g., KEYTRUDA) HansvanderVliet,MD,PhD CSO • Inventor of LAVA’s gamma delta T cell engager platform • Medical oncologist, extensive experience in pre-clinical and clinical research Team Led by Experienced Leaders in the Biotech and Pharma Field Charles Morris, MBChB, MRCP CMO • Medical oncologist, seasoned CMO with 25+ years of global oncology drug development • Supported several approvals including including TREANDA® (bendamustine and Faslodex® (fulvestrant) • Extensive global, diversified legal and team building experience • Almost 20 years practicing law, including over 15 years in the biotech and pharmaceutical industry Amy Garabedian, MSc, JD General Counsel Steve Hurly, MSc, MBA President & CEO • 25+ years leadership experience in life sciences industry • Seasoned drug developer and biotech strategist • 20+ years of global CFO/leadership experience in biopharma • Deep expertise across investor relations, finance, capital markets, operations and information technology Fred Powell CFO ©LAVA Therapeutics 2023 5

LAVA’s Proprietary Gammabody™ Platform Bispecific Gamma Delta T Cell Engagers

Source: The Antibody Society Data as of Apr 14, 2023 ©LAVA Therapeutics 2023 1 0 1 0 3 1 0 0 0 1 6 4 5 5 10 16 17 21 35 45 31 65 59 7 0 10 20 30 40 50 60 70 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 catumaxomab (malignant ascites) Approved in the EU in 2009 (withdrawn for commercial reasons) blinatumomab (B cell leukemia) Approved in the US in 2014 Approved in the EU in 2015 BiTE Triomab tebentafusp (uveal melanoma) Approved in the US in 2022 Approved in the EU in 2022 Number of bispecific antibodies Year bispecific antibody first entered the clinic mosunetuzumab (lymphoma) Approved in the US in 2022 Approved in the EU in 2022 emicizumab (hemophilia) Approved in the US in 2017 Approved in the EU in 2018 Common LC bsAb amivantamab (Lung cancer) Approved in the US in 2021 Approved in the EU in 2021 DuoBody teclistamab (multiple myeloma) Approved in the US in 2022 Approved in the EU in 2022 DuoBody Crossmab TCR-scFv fusion faricimab (macular degeneration) Approved in the US in 2022 Approved in the EU in 2022 Crossmab 7 • High expectations for T cell bispecific therapies driving significant development • 200+ bispecific antibodies in the clinic, 8 approved Enthusiasm for Bispecific T Cell Engagers glofitamab (DLBCL) Approved in Canada in 2023 2+1 Crossmab

• High expectations for targeted T cell therapies in cancer, but often: – Narrow therapeutic window: – Cytokine Release Syndrome – On-target/off-tumor-related toxicities – Activates immunosuppressive T cells – Sporadic efficacy in solid tumors therapeutic window therapeutic effect toxic effect ©LAVA Therapeutics 2023 8 Enthusiasm for Bispecific T Cell Engagers

• Selecting ‘tumor-specific’ targets • Step-dosing / subcutaneous dosing • Decreasing affinity for T cells • Masking/site-specific activation • Recruiting alternative effector cells • Address only narrow target range, and/or • Cumbersome, and/or • Strongly decrease potency ©LAVA Therapeutics 2023 9 Strategies for Widening the Therapeutic Window

Gammabody™ Platform: Bispecific γδ T Cell Engagers DIFFERENTIAL APPROACH A versatile bispecific antibody platform for developing novel cancer therapeutics MECHANISM OF ACTION LAVA's proprietary bispecific antibodies are designed to: – Target Vγ9Vδ2 T cells to tumor antigens initiating selective tumor cell killing while sparing normal cells – Carry a low potential for on-target/off-tumor toxicity and cytokine release syndrome (CRS) ©LAVA Therapeutics 2023 10 OFF-THE-SHELF THERAPEUTICS ✓ Fully modular platform ✓ High developability ✓ Small size favors tumor penetration ✓ Proven quality of antibody products ✓ 2 formats in the clinic : bsVHH and bsVHH-Fc

Bispecific γδ T cell-engagers aim to harness innate & adaptive immunity • Largest γδ-T cell subset in blood: (~90-95% of total γδ-T cells) • Natural ability to recognize and kill tumor cells • Highly cytotoxic • Relatively abundant in tumor-infiltrating lymphocytes • Presence of γδ T cells associated with improved outcomes in cancer patients • Recognize tumors through phosphoantigen-BTN2A1/3A1 complex • Consistent proinflammatory cytotoxic effector T cell population • Does not contain immune-dampening regulatory T cell subsets • Ability to present antigen and orchestrate immune responses ©LAVA Therapeutics 2023 11 Innate Immunity Adaptive Immunity Adapted from Dranoff G., Nature Rev. Cancer 2004; 4: 11-22

Off-the-Shelf Gammabody™ Platform: Enhances Innate Tumor Recognition by Directing Vγ9Vδ2 T Cells to the Cancer Cells LAVA’s Gammabody™ directs Vγ9Vδ2 T cells to tumors with high affinity to induce direct tumor cell killing and orchestrate an immunological cascade of anti-cancer responses and while retaining tumor selectivity Vγ9Vδ2 T cells recognize stress signals TCR interacts with pAg-butyrophilin complex Conditionally activate Vγ9Vδ2 T cells upon crosslinking with tumor associated antigen (TAA) Gammabody™ Provides Tumor Recognition to Trigger Vγ9Vδ2 T Cell-Mediated Immunity Retains recognition of natural stress signals Natural Activation Mechanism ©LAVA Therapeutics 2023 12

Cascade of Anti-Cancer Responses – Potential Translation to Favorable Therapeutic Window Efficacy: • Potent killing of cancer cells (EC50s in the low picomolar range) • No co-activation of immune-suppressive Tregs which dampen antitumor efficacy of cytotoxic T cells • Orchestrate innate and adaptive immune responses, potentially resulting in potent and durable responses • Activity against hematologic malignancies and solid tumors, including immunologically “cold” tumors • Potential for expansion of Vγ9Vδ2 T cells can result in an increased number of anti-tumor Vγ9Vδ2 T cells in the tumor Safety: In addition to direct tumor cell killing, V9V2 T cells have the potential to orchestrate an immunological cascade response that includes activation of innate and adaptive immune cells in the tumor microenvironment • Conditional activation with high accuracy • Greatly reduced potential for cytokine release syndrome (CRS); No evidence of CRS in NHP studies Adapted from Dranoff G, Nature Rev Cancer 2004; 4: 11-22 Kabelitz D et al., Cell Mol Immunol 2020; 17: 925–939 ©LAVA Therapeutics 2023 13

Gammabody™ can induce robust gamma delta T cell expansion and can amplify the anti-tumor immune response via downstream activation of other immune cells while avoiding co-activation of immunosuppressive T cells such as Tregs Expansion Cascade Response No Treg Activation Gammabody™ - Mediated Expansion of Vγ9Vδ2 T Cells no bsTCE CD1d Gammabody™ CD40 Gammabody™ A431 Treg EGFR-CD3 TCE EGFR Gammabody™ PBMC + tumor + tumor + EGFR Gammabody™ N=4; *: p<0.05, **: p<0.01 Data on file: LAVA Therapeutics N.V. ©LAVA Therapeutics 2023 14 Expansion & Cascade Response Without Treg Activation in Preclinical Models

Gammabody™ Can Selectively Kill Cancer Cells While Sparing Healthy Cells in Hematologic Malignancy and Solid Tumor models • 2:1 ratio ( T cells : Target cells) • Similar CD20 expression levels on C1R neo and B-cells CD20 Gammabody™ Mediated Killing PSMA Gammabody™ Mediated Killing Preferential killing of cancer versus healthy cells demonstrated in vitro and ex vivo; May prevent on-target/off-tumor mediated toxicity and allow for targeting of widely expressed tumor associated antigens Prostate Cancer Normal Prostate Medium + PSMA Gammabody™ + V9V2 T cells + V9V2 T cells + PSMA Gammabody™ *** p<0.001 Data on file: LAVA Therapeutics N.V. ©LAVA Therapeutics 2023 15

Non-Clinical Safety Data Indicate Good Tolerability • Non-clinical safety studies using Gammabody™ molecules designed for cross-reactivity support the benign safety profile of the platform • NHP studies completed with Gammabody™ molecules targeting CD1d, CD20 and EGFR – CD1d, CD20 targeting surrogate Gammabody™ (without Fc) were dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) and biweekly at 1 mg/kg for 1 month – EGFR targeting surrogate Gammabody™ (without Fc) was dosed up to 10 mg/kg (4 hr infusion, 4 doses, every 2 days) – EGFR-targeting surrogate Gammabody™ (Fc-containing) was dosed up to 23 mg/kg (0.5 hr infusion, 4 weekly doses) • No signs of cytokine release syndrome, no changes in general health parameters, relevant clinical chemistry, hematology or histopathology observed • In contrast, EGFR-targeting is severely toxic for first generation bsTCEs – NHPs infused with a CD3xEGFR BiTE required euthanasia within 3 days at doses that were 200- fold lower (on a molar basis) compared to an EGFR Gammabody with cell death observed in all tissues expressing EGFR (Lutterbuese et al., PNAS 2010) ©LAVA Therapeutics 2023 16

Gammabody™ Platform: A Novel T cell engager approach for cancer therapy γδ T cell engager platform • Highly potent (kills at picomolar concentrations) • Recruits additional immune effector cells by antigen presentation and cascade response • No activation of regulatory T-cells • Tumor-cell selective, relative sparing of healthy cells expressing the target • Low risk for on-target / off-tumor toxicity • Low risk for CRS anticipated • Potential for a wide therapeutic window • Applicable to hematological and solid tumor indications (including ‘cold’ tumors) ©LAVA Therapeutics 2023 17 conditional T cell activation high low medium tumor killing potency tumor selectivity regulatory T cell activation tolerability conditional T cell activation high low medium tumor killing potency tumor selectivity regulatory T cell activation tolerability LAVA’s γδ T cell engagers CD3-based T cell engagers

LAVA-051 Targets CD1d to Activate Vγ9Vδ2 T Cells and iNKT Cells for the Potential Treatment of CLL, MM & AML

Format • Humanized bispecific single domain antibody (bsVHH) of 27kDa ‒ Short plasma half-life, prolonged functional half-life through high affinity TCR binding Mechanism of Action • Engages Vγ9Vδ2 T cells to mediate potent killing of CD1d-expressing tumor cells – Activates iNKT cells to mediate killing of CD1d-expressing tumor cells as a secondary mechanism of action – CD1d is expressed on tumor cells in CLL, MM and AML – Pre-clinical data support mechanism of action, anti-cancer activity, effector cell expansion and tumor selectivity Status • Phase 1/2a clinical trial ongoing in MM, CLL and AML LAVA-051: First-in-Class Gammabody™ Targeting CD1d Data on file: LAVA Therapeutics N.V 19 ©LAVA Therapeutics 2023

LAVA-051: Pre-Clinical Data Support Mechanism of Action and Function 20 Expansion of Vγ9Vδ2 T and iNKT cells Lysis of patient tumor cells Adapted from Lameris et al., submitted Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0 20 40 60 80 100 CLL specific lysis (relative %) 0 20 40 60 80 100 MM 0 20 40 60 80 100 AML negative control LAVA-051 0 5 10 15 20 iNKT cells 0 20 40 60 80 Vγ9Vδ2 T cells fold expansion • LAVA-051 triggers expansion of Vγ9Vδ2 T and iNKT cells in the presence of CD1d-positive tumor cells • LAVA-051 mediates Vγ9Vδ2 T and iNKT cell-mediated cytotoxicity of patient CLL, MM and AML cells

LAVA-051 Phase 1/2a in Hematological Malignancies • Primary objectives: investigate safety and tolerability of LAVA-051 and determine the recommended Phase 2 dose • Secondary objectives: include evaluation of PK, PD, immunogenicity and preliminary antitumor activity • LAVA-051 administered as 2-hour infusion (IV), or subcutaneous injection (SC) (day 1, 8 and twice a week thereafter) 21 Clinicaltrials.gov NCT04887259 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 * Cohort 5 only: 2nd dose administered SC, remaining doses IV

LAVA-051 – Initial Phase 1 Data - Safety • LAVA-051 has reached a dose of 200 mg (~400x the starting dose) in MM and CLL patients • Most observed AEs have not been suspected to be related • Frequency and severity of AEs have not correlated with increasing dose levels • No CRS and no ICANS (ASTCT) and no clinically relevant increase in the CRS-related cytokine IL-6 ASH 2022 abstract #2014 ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome; DLT = Dose Limiting Toxicity; ASTCT = American Society for Transplantation and Cellular Therapy Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 22 Data cut-off date: 11 Nov 2022

23 LAVA-051 – Initial Phase 1 Data – Pharmacodynamics • Pharmacodynamic parameters reflect changes expected for the LAVA-051 mechanism of action – Vγ9Vδ2-T cell activation markers (CD25 and CD69) upregulated following dosing – Maximum Vγ9Vδ2 T cell receptor occupancy (RO) increased with dose ASCO 2022 abstract 2577; ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 11 Nov 2022

24 LAVA-051 – Pharmacokinetics ASH 2022 abstract #2014 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Pharmacokinetics 1st dose IV, 2nd dose SC patient 32-001 cohort #5  IV  SC  IV • Linear LAVA-051 pharmacokinetics • SC bioavailability 74% compared to IV (based on data from Pt 32-001) Data cut-off date: 11 Nov 2022

LAVA-051 – Initial Phase 1 Data - Patient Characteristics and Time on Treatment MM/CLL 6/6 Male/Female 8/4 Median age (range) 69 (59-76) Prior therapies, median (range) – MM/CLL 4 (3-5) / 5.5 (4-13) ASH 2022 abstract #2014, corrected Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 25 Data cut-off date: 11 Nov 2022 *

LAVA-051 – Initial Phase 1 Data - Potential Signs of Activity CLL • Patient with R/R CLL (15 mg) • Temporary enlargement and tenderness of several involved lymph nodes accompanied by grade 2 fever during Cycle 1 ‒ Resembled a tumor-flare reaction, as reported in CLL with lenalidomide • Patient assessed as having stable disease • Percent of clonal B cells in peripheral blood decreased • Numbers of CD1d expressing monocytes remained similar MM • High-risk MM patient (45 mg) • 4 prior lines of therapy within 6 years from diagnosis • Refractory to last 3 lines of treatment • 23% reduction in M-protein Both patients ceased treatment due to COVID-19 EHA 2002 abstract #1463 R/R = Relapsed/Refractory Permission for photo obtained Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 0 25 50 75 100 125 0.01 0.1 1 Treatment days Cell count (x10 9 /L) Lymphocytes Clonal B cells Monocytes 26

LAVA-051: Summary of Initial Phase 1 Data Presented • LAVA-051 is a next-generation bispecific γδ T cell engager designed for a broad therapeutic window • LAVA-051 has reached a dose of 200 mg (400x the starting dose) in MM and CLL patients – Most observed Adverse Events (AEs) have not been suspected to be related to LAVA-051 treatment – Frequency and severity of AEs have not correlated with increasing dose levels – No Cytokine Release Syndrome (CRS) and no ICANS (ASTCT - criteria) – No significant increase in the CRS-related cytokine IL-6 • Linear pharmacokinetics and satisfactory SC bioavailability • PD parameters reflect changes as expected per Mechanism of Action • Potential signs of clinical activity • Trial continuing, including US sites (IND cleared) and evaluation of SC dosing ICANS = Immune Effector Cell Associated Neurotoxicity Syndrome ASTCT = American Society for Transplantation and Cellular Therapy DLT = Dose Limiting Toxicity ©LAVA Therapeutics 2023 27 Data cut-off date: 11 Nov 2022

LAVA-1207 Gammabody™ that Activates Vγ9Vδ2 T Cells by Targeting PSMA for the Treatment of mCRPC

LAVA-1207: PSMA-targeting Gammabody™ for Prostate Cancer Format • Contains a Fc domain for extended plasma half-life; silenced to avoid off-target T cell activation • Small size (compared to regular IgG antibodies) to facilitate tumor penetration Mechanism of Action • Specifically directs Vγ9Vδ2 T cells to PSMA-expressing tumor cells – PSMA is a well-validated tumor target • Mediates potent killing of PSMA-positive tumor cells • Pre-clinical data support mechanism of action, anti-cancer activity & selectivity Status • Phase 1/2a trial in mCRPC; patient recruitment ongoing (NCT05369000) Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 29 10 -3 10 -2 10 -1 10 0 10 1 10 2 10 3 10 4 0 50 100 150 concentration LAVA-1207 (pM) % specific killing PC-3 (PSMA-neg) LNCaP (PSMA-high) LNCaP-PSMA KO

LAVA-1207: Preclinical Data Support Activity and Selectivity in Patient Samples • LAVA-1207 triggers activation of autologous Vγ9Vδ2 T cells in the presence of patient-derived tumor cells • LAVA-1207 induces selective tumor cell lysis Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 30 Medium + LAVA-1207 0 5 10 15 20 CD107a expression (%) Tumor-infiltrating Vγ9Vδ2 T cells Medium + LAVA-1207 0 20 40 60 80 CD107a expression (%) PBMC Vγ9Vδ2 T cells Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Tumor tissue Lysed cells (% relative to control) Control + PBMC + LAVA-1207 + PBMC + LAVA-1207 0 25 50 Normal tissue Lysed cells (% relative to control) Vγ9Vδ2 T cell degranulation Preferential lysis of prostate tumor cells

LAVA-1207 – Phase1/2a Study Design 31 • Dose escalation in patients with mCRPC (EudraCT 2021-001789-39; NCT05369000) • Primary objectives: investigate safety and tolerability of LAVA-1207 • Secondary objectives: evaluate PK, PD, immunogenicity and preliminary signs of antitumor activity • LAVA-1207 administered via IV infusion every 2 weeks ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023

LAVA-1207 – Patient Baseline Characteristics 32 N=20 Age, median (range) 68 (51-76) Years since diagnosis, median (range) 9 (3-21) Prior systemic therapies, median (range) 4 (3-10) Location of metastases Bone 19 Lymph node 14 Lung 2 Liver 5 Other visceral 2 Type of progression PSA 17 Bone 12 Nodal 12 Visceral 10 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022

LAVA-1207 – Time on Treatment ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 33 • A dose level (DL) of 120 µg (starting dose, 1.5 µg, MABEL approach) completed – DL 1 included 6 pts, 3 from EU, 3 from US; DL 2 included 5 pts, 3 from EU, 2 from US • A total of 20 patients have been treated with LAVA-1207 with treatment duration ranging from 4 to 38 weeks • Next dose level: 360 µg 33 0 2 4 6 8 10 12 14 16 18 20 22 24 26 28 30 32 34 36 38 40 N307 N306 N105 - N305 N304 N303 - N104 N206 N302 - U105 U104 N205 N301 N202 - U103 U102 U101 N101 N102 N201 Time since first study treatment (weeks) DL 1 1.5 μg DL 2 4.5 μg DL 3 13.5 μg DL 4 40 μg DL 5 120 μg Pt refused further treatment with IMP PD PD 12 cycles completed PD PD PD PD PD PD PD PD Clinical progression in absence of formal disease progression EoT Ongoing PD PD Data cut-off date: 8 Dec 2022

LAVA-1207 – Initial Phase 1 Data - Safety 34 • Most observed AEs not suspected to be related and no DLT • Treatment emergent AEs (TEAEs) that were suspected to be related were grade 1 or 2 • No CRS greater than grade 2 • No increase in severity or frequency of TEAEs with increasing doses and no patient discontinued treatment due to AE • One grade 4 AE occurred (spinal cord compression, DL 5), which was non-related ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022

LAVA-1207 – Pharmacokinetics • Pharmacokinetics of LAVA-1207 appears linear 35 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 4 Time since infusion start (h) LAVA-1207 (ng/L) 5000 N303 N304 N305 0 24 48 72 96 120 144 168 1,000 10,000 Dose level 5 Time since infusion start (h) LAVA-1207 (ng/L) 30,000 N105 N306 N307 0 500,000 1,000,000 1,500,000 2,000,000 120 Dose vs. AUC for Cycle 1 Dose (μg) AUC(0-∞ ) (h*pg/mL) Subject ID N202 N301 N104 N206 N302 N303 N304 N305 N105 N306 N307 4.5 13.5 40 DL 2 DL 3 DL 4 DL 5 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022

LAVA-1207 – Pharmacodynamics • Pharmacodynamics reflect changes expected as per MoA • Pronounced drop in Vγ9Vδ2-T cell frequency 2 hr after dosing, suggesting Vγ9Vδ2-T cell re-distribution, with subsequent recovery • Vγ9Vδ2-T cell activation markers (CD25 and CD69) upregulated following dosing • Receptor occupancy detectable up to day 14 after EoI, with peak levels ranging from 6.1% to 12.6% 36 0 2 4 6 8 10 0 50 100 150 25 50 Vγ9Vδ2 T cells - % of CD45 Change compared to predose Time since first study treatment (days) Relative change (%) 0 2 4 6 8 10 0 10 20 25 50 Vγ9Vδ2 T cells - % LAVA-1207 receptor occupancy Treatment day %RO 0 2 4 6 8 10 0 10 20 30 40 25 50 Vγ9Vδ2 T cells - % CD25+ Time since first study treatment (days) %CD25+ 0 2 4 6 8 10 0 20 40 60 80 100 25 50 Vγ9Vδ2 T cells - % CD69+ Time since first study treatment (days) %CD69+ N304 N305 N303 dosing ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Dose level 4 – 40 µg Data cut-off date: 8 Dec 2022

LAVA-1207 – Preliminary Signs of Antitumor Activity 37 Out of 14 iRECIST evaluable patients, 8 had iSD at week 8 Patient N304 – 40 mg • Largest overall decrease in PSA was 61% (46% vs baseline) • Per treating physician, the patient improved clinically with improvement in pain and fatigue • Ongoing in the study 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 -50 0 50 100 PSA change from C1D1 (%) 220 198 191 147 133 129 120 0 2 4 6 8 10 12 14 0 200 400 600 800 Time since first study treatment (weeks) PSA (μg/L) ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022 Best PSA response PSA levels – Pt N304 Cohort 4

Summary of Initial Phase 1 Data Presented • LAVA-1207 is a PSMA targeting bispecific antibody belonging to a novel class of γδ T cell engagers (Gammabody™) • LAVA-1207 has reached a dose of 120 mg (starting dose 1.5 mg) without the occurrence of high-grade (>2) CRS or DLTs in therapy refractory mCRPC patients – Frequency and severity of AEs do not appear to be dose-dependent – Most observed AEs were not suspected to be related – Next dose level (360 mg) is ongoing • Preliminary signs of clinical activity observed with disease stabilization and PSA reduction during dose escalation • Pharmacodynamics reflect changes as expected per MoA • Dose escalation continues in both the EU and the US 38 ASCO GU 2023 abstract #153 Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 Data cut-off date: 8 Dec 2022

SGN-EGFRd2 (LAVA-1223) – Licensed to Seagen Gammabody™ for the treatment of EGFR-expressing solid tumors

SGN-EGFRd2 (LAVA-1223) – EGFR-Targeting Gammabody™ Format • Gammabody™ format containing a silenced Fc domain Mechanism of Action • Induces preferential lysis of EGFR-expressing tumor cells while relatively sparing EGFR-expressing normal cells Status • Exclusive worldwide license agreement with Seagen Inc. • Seagen to develop and commercialize SGN-EGFRd2 (LAVA-1223), potential for milestones of up to approximately $650 million and royalties 40 King et al., submitted Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 2023 – Licensed to Seagen Patient derived tumor tissue Patient derived non-tumor tissue

CD123 Targeting Gammabody™ for the Treatment of Hematologic Malignancies LAVA-1266

Mechanism of Action • Induces preferential lysis of CD123-expressing tumor cells while relatively sparing CD123-expressing normal cells – CD123 is overexpressed in a wide range of hematological malignancies Status • CTA/IND enabling studies ongoing; filing anticipated in 2024 LAVA-1266: CD123-Targeting Gammabody™ In Development for Treating Hematological Malignancies Data on file: LAVA Therapeutics N.V ©LAVA Therapeutics 20230.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration [pM] Specific cell death (%) EC50 ~ 8 pM Potent lysis of primary AML cells 0.01 0.1 1 10 100 1000 0 20 40 60 80 100 LAVA-1266 concentration (pM) Specific cell death %( ) CD123+ tumor cell line CD123+ healthy cells (donor 1) CD123+ healthy cells (donor 2) Preferential lysis of tumor cells 42

Milestones

MM: multiple myeloma CLL: chronic lymphocytic leukemia AML: acute myeloid leukemia PSMA: prostate-specific membrane antigen EGFR: epidermal growth factor receptor mCRPC: metastatic castration-resistant prostate cancer Gammabody™ Pipeline: Potential in Hematological and Solid Tumor Indications 44 Candidate Target Indication(s) Discovery Preclinical Phase 1 Phase 2 Milestones LAVA-051 CD1d MM CLL AML • Most recent data released: ASH Dec 2022 LAVA-1207 PSMA mCRPC • Most recent data released: ASCO GU Feb 2023 SGN-EGFRd2 (LAVA-1223) EGFR Solid Tumors • Licensed to Seagen Sep 2022 LAVA-1266 CD123 Hematologic Malignancies • IND/CTA filing expected in 2024 LAVA-1278 CD40 Hematologic Malignancies Janssen Collaboration undisclosed Hematologic malignancy Solid Tumor ©LAVA Therapeutics 2023

Gamma delta T cell engagers for the development of next-generation cancer therapeutics Corporate Presentation April 2023